Tenaris S.A.: Controlling Shareholder Reorganization

LUXEMBOURG--(Marketwire - February 15, 2011) - Tenaris S.A. (NYSE: TS) (BAE: TS) (MXSE: TS) (MILAN: TEN) (the "Company") announces that it has been informed by its controlling shareholder that there has been a reorganization in the chain of ownership of the Company pursuant to which the Company's direct and indirect controlling shareholders have been redomiciled to Europe. The Company has been further informed that this reorganization does not involve any change in the control of the Company. Based on the information received:

●	Techint Holdings S.àr.l. (formerly known as I.I.I. Industrial Investments Inc.) ("Techint") transferred its domicile from the Cayman Islands to Luxembourg;

●	Techint’s parent company San Faustin NV ("San Faustin") also transferred its domicile from Curacao to Luxembourg and changed its name to "San Faustin S.A." and

●
In connection with the redomiciliation of San Faustin into Luxembourg, San Faustin’s controlling entity Rocca & Partners S.A. organized a Dutch private foundation (Stichting) under the name of Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin ("RP STAK"). As of the date hereof, RP STAK holds shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

Tenaris is a leading global supplier of steel tubes and related services for the world's energy industry and certain other industrial applications.

Giovanni Sardagna
Tenaris
1-888-300-5432
www.tenaris.com